Filed by: Sara Lee Corporation
Subject Company: Coach, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
File No. 333-54402

The following communications contain certain forward-looking statements. References made in the following are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by Sara Lee Corporation with the U.S. Securities Commission, including Sara Lee's Annual Report on Form 10-K for the year ended July 1, 2000, its Quarterly Reports on Form 10-Q for the quarters ended September 20, 2000 and December 30, 2000, and the offering circular-prospectus dated March 8, 2001 which is a part of Coach, Inc.'s registration statement on Form S-4.

                     *        *        *        *        *

The following press release was issued on March 8, 2001:

FOR IMMEDIATE RELEASE


Media: Julie Ketay, 312.558.8727
Analysts: Janet Bergman, 312.558.8651

SARA LEE CORPORATION COMMENCES EXCHANGE OFFER
FOR COACH, INC. COMMON STOCK

CHICAGO (March 8, 2001) - Sara Lee Corporation (NYSE:SLE) today commenced its previously announced offer to exchange up to 41,402,285 shares of common stock of Sara Lee for shares of common stock of Coach, Inc. (NYSE:COH). Sara Lee will exchange .846 shares of Coach common stock currently held by Sara Lee for each share of Sara Lee common stock tendered. The exchange ratio represents a premium of approximately 12.9 percent based on the NYSE closing prices on March 5, 2001 of $21.00 per Sara Lee share and $28.03 per Coach share.

Today, Sara Lee mailed to its stockholders an offering circular-prospectus and other materials relating to the exchange offer. The exchange offer will expire at 12:00 midnight (EST), on Wednesday, April 4, 2001, unless it is extended by Sara Lee.

If stockholders have questions about the transaction after reading the offering circular-prospectus, they may call the information agent, Morrow & Co., Inc., at
(800) 607-0088, toll free in the United States, or (212) 754-8000 from elsewhere. Banks and brokerage firms may call the information agent at (800) 654-2468. If stockholders have questions about the exchange offer materials or need additional copies, they may contact the exchange agent, Mellon Investor Services LLC, at (866) 825-8873, toll free in the United States, or (201) 373-5549 from elsewhere.

Sara Lee Corporation is a global branded consumer packaged goods company with approximately $17.5 billion in annual revenues. Its leading brands include SARA LEE, DOUWE EGBERTS, HILLSHIRE FARM, KIWI, HANES and PLAYTEX.

Sara Lee Corporation Commences Exchange Offer
For Coach, Inc. Common Stock - Page 2

Investors and security holders are urged to read Coach, Inc.'s registration statement on Form S-4, including the prospectus relating to the exchange offer described in this press release, because they contain important information. These and other documents relating to the transaction are filed with the Securities and Exchange Commission (SEC) and may be obtained free at the SEC's Web site at WWW.SEC.GOV. Holders of Sara Lee common stock may also obtain each of these documents for free by sending a request to Sara Lee Corporation, Attn:
Shareholder Services, Three First National Plaza, Chicago, Illinois, 60602. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.



                                       ###